As filed with the Securities and Exchange Commission on June 11, 1998
                                                  Registration No. 333-
--------------------------------------------------------------------------------

                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                       FORM S-4
                                REGISTRATION STATEMENT
                                         UNDER
                              THE SECURITIES ACT OF 1933

                            AVIATION GENERAL, INCORPORATED
                (Exact name of Registrant as specified in its charter)

         Delaware                                       3721                             to be applied for
(State or other jurisdiction of           (Primary Standard Industrial                   (I.R.S. Employer
 incorporation or organization)             Classification Code Number)                  Identification No.)

                                 720 N.W. 63rd Street
                             Hanger 8, Wiley Post Airport
                               Bethany, Oklahoma  73008
                                    (405) 495-8080
                  (Address, including zip code, and telephone number,
           including area code, of registrant's principal executive offices)

                                     N. Gene Criss
                                  President and Chief
                                   Executive Officer
                                 720 N.W. 63rd Street
                             Hanger 8, Wiley Post Airport
                                Bethany, Oklahoma 73008
                                    (405) 495-8080
               (Name, address, including zip code, and telephone number,
                      including area code, of agent for service)

                             Copies of communications to:
                                    John F. Kearney
                                  Dyer Ellis & Joseph
                            600 New Hampshire Avenue, N.W.
                                Washington, D.C. 20037
                                    (202) 944-3000


    Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this Registration Statement becomes effective.
    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.|_|
    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_|
    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.|_|

                             CALCULATION OF REGISTRATION FEE

       Title of each class                  Amount           Proposed maximum         Proposed maximum          Amount of
          of securities                     to be           offering price per           aggregate             registration
         to be registered                 registered             Share(1)            offering price(1)             fee
   Common Stock, $0.50 par value       7,280,548 shares           $2.1875               $15,926,198            $4,826.12(2)
==================================  ====================== =====================  ======================== ====================

(1)   Calculated Pursuant to Rule 457(c).
(2) Of this amount, $2,912.22 was previously paid upon the filing of preliminary proxy material relating to the same transaction as this registration statement. Accordingly, the balance of $1,913.90 is being paid herewith pursuant to Rule 0-11(a)(2).


     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
--------------------------------------------------------------------------------

                          COMMANDER AIRCRAFT COMPANY

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                                 August 5, 1998

         The 1998 Annual Meeting of the Shareholders of Commander Aircraft Company, a Virginia corporation (the "Company"), will be held on Wednesday, August 5, 1998 at p.m. local time at The Watergate Hotel, 2650 Virginia Avenue, N.W., Washington, D.C. for the following purposes:

                  1. To consider and act upon an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of the Company, a Virginia corporation, with and into a wholly owned subsidiary of Aviation
General, Incorporated, a Delaware corporation to be organized prior to the Merger ("Aviation General"), pursuant to which all of the Company's shareholders will become shareholders of Aviation General on a share-for-share basis, thus changing the Company from a Virginia operating company to a Delaware holding company.

                  2. To elect a Board of three Directors.

                  3. To consider and act upon an amendment to the Company's 1993 Stock Option Plan to increase the number of shares of Common Stock that may be issued pursuant to stock options granted thereunder by 500,000 shares.

                  4. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

         These items are more fully described in the Proxy Statement/Prospectus accompanying this Notice.

         Only shareholders of record at the close of business on June 29, 1998 are entitled to notice of and to vote at the meeting.

         A majority of the Company's outstanding shares must be represented at the meeting (in person or by proxy) to transact business. To assure proper representation at the meeting, please mark, sign, and date the enclosed proxy and mail it promptly in the enclosed self-addressed envelope. Your proxy will not be used if you revoke such proxy either before or at the meeting.


                                Stephen R. Buren
                             Chief Financial Officer


Dated:              , 1998




            IF YOU ARE UNABLE TO BE PERSONALLY PRESENT, PLEASE SIGN
             AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN
                 THE ENCLOSED ENVELOPE. YOUR VOTE IS IMPORTANT.

--------------------------------------------------------------------------------

                              PROXY STATEMENT/PROSPECTUS


       COMMANDER AIRCRAFT COMPANY              AVIATION GENERAL INCORPORATED
             PROXY STATEMENT                           PROSPECTUS


         This Proxy Statement/Prospectus is being furnished to the shareholders of the Company in connection with the proposed merger of the Company with and into a wholly owned subsidiary of Aviation General, pursuant to which all of the Company's shareholders will become shareholders of Aviation General on a share-for-share basis, thus changing the Company from a Virginia operating company to a Delaware holding company. It is also being furnished to the shareholders of the Company in connection with the Annual Meeting of Shareholders of the Company

         This Proxy Statement/Prospectus constitutes (i) the Proxy Statement of the Company with respect to the solicitation of proxies by the Board of Directors of the Company for use at the Company's Annual Meeting of Shareholders at which the holders of the Company Common Stock will be asked to approve the Merger, elect three directors, and approve an increase in the number of shares of Common Stock that may be issued pursuant to stock options granted under the Company's 1993 Stock Option Plan and (ii) the Prospectus of Aviation General with respect to the shares of Aviation General Common Stock to be issued to the Company shareholders upon consummation to the Merger.

                                  ---------------


         THE  SHARES  OF AVIATION GENERAL COMMON STOCK TO BE  ISSUED  IN
           CONNECTION  WITH THE  MERGER  HAVE  NOT  BEEN  APPROVED  OR
             DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION
              OR BY ANY STATE SECURITIES COMMISSION NOR HAS THE
                COMMISSION OR ANY STATE SECURITIES COMMISSION
                  PASSED UPON THE ACCURACY OR ADEQUACY OF
                    THIS PROXY STATEMENT/PROSPECTUS. ANY
                      REPRESENTATION TO THE CONTRARY IS
                             A CRIMINAL OFFENSE

                             ---------------


The date of this Proxy Statement/Prospectus, and the approximate date on which
it is first being mailed to shareholders, is            , 1998

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with the Exchange Act, the Company files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission").

         Aviation General has filed a Registration Statement on Form S-4 (the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Aviation General Common Stock to be issued upon consummation of the Merger. This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Copies of the Registration Statement (including such omitted portions) are available from the Commission upon payment of prescribed rates. For further information, reference is made to the Registration Statement and the exhibits filed therewith. Statements contained in this Proxy Statement/Prospectus relating to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

         This filed material can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
Chicago Regional Office (Suite 1400, Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661) and New York Regional Office (Seven World Trade Center, New York, New York 10048). Copies of such material may be obtained by mail from the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, such material can be inspected at the offices of the National Association of Securities Dealers, Inc. (the "NASD"), 1735 K Street, N.W., Washington D.C. 20006. Such material may also be accessed through the Commission's home page on the World Wide Web at http:/www.sec.gov.

                      DOCUMENTS INCORPORATED BY REFERENCE

         This Proxy Statement/Prospectus incorporates by reference documents relating to the Company that are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available to any person to whom this Proxy Statement/Prospectus is delivered, on written or oral request, without charge, from Commander Aircraft Company, 7200 Northwest 63rd Street, Bethany, Oklahoma 73008, Attention: Stephen R. Buren, Chief Financial Officer, Telephone:
(405) 495-8080. In order to ensure timely delivery of the documents, any such request should be made by , 1998. Copies of documents so requested will be delivered by first class mail, postage paid. Copies of the Company's 1997 Annual Report and its quarterly report on Form 10-Q are being delivered with this Proxy Statement/Prospectus.

         The following documents are incorporated by reference herein:

         1. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1998, as amended on June 8, 1998 (Commission File No. 0-21540).

         2. The Company's Annual Report on Form 10-K for the year ended December 31, 1997. (Commission File No. 0-21540).


No person is authorized to give any information or make any representation not contained in this Proxy Statement/Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer or solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date of this Proxy Statement/Prospectus.

              INFORMATION CONCERNING SOLICITATION AND VOTING

         The enclosed proxy is solicited on behalf of the Board of Directors of Commander Aircraft Company (the "Company") for use at the Annual Meeting of Shareholders to be held Wednesday, August 5, 1998 at p.m. local time, or any adjournment or postponement thereof. The Annual Meeting will be held at The Watergate Hotel, 2650 Virginia Avenue, N.W., Washington, D.C. The Company's principal offices are located at 7200 Northwest 63rd Street, Hangar Eight, Wiley Post Airport, Bethany, Oklahoma 73008, and its telephone number is (405) 495-8080. These proxy solicitation materials will be mailed to shareholders on or about , 1998.

         Shareholders of record at the close of business on June 29, 1998 are entitled to notice of, and to vote at, the Annual Meeting. On June 29, 1998, 7,280,548 shares of the Company's common stock were issued and outstanding. Each share of common stock outstanding on the record date is entitled to one vote.

Votes Required for Approval

         The vote required for approval of the Merger Agreement and the Merger is two thirds of the outstanding shares of Common Stock entitled to vote thereon. The three nominees for director receiving a plurality of the votes cast at the meeting in person or by proxy shall be elected. The amendment to the 1993 Stock Option Plan and all other matters will be approved if the votes cast at the meeting in person or by proxy favoring the action exceed the votes cast opposing the action. Abstentions and broker non-votes will not be treated as votes cast and therefore will have no effect on the outcome of the matters to be voted on at the Annual Meeting.

         Any person may revoke a proxy at any time before its use by delivering to the Company a written revocation or a duly executed proxy bearing a later date or by attending the meeting and voting in person.

         The cost of this solicitation will be borne by the Company. The Company may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. Proxies may also be solicited by certain of the Company's directors, officers and regular employees, without additional compensation, personally, by telephone or otherwise.

Deadline for Receipt of Shareholder Proposals for 1999 Annual Meeting

         Proposals of shareholders which are intended to be presented by such shareholders at the Company's 1999 Annual Meeting must be received by the Company no later than January 5, 1999.

Security Ownership of Certain Beneficial Owners and Management

         The following table sets forth as of April 13, 1998 certain information with respect to the beneficial ownership of the Company's Common Stock by (i) any person (including any "group" within the meaning of Rule 13d-5 of the Exchange Act known by the Company to be the beneficial owner of more than 5% of the Company's voting securities, (ii) each director and each nominee for director to the Company, (iii) each of the executive officers named in the Summary Compensation Table appearing herein, and (iv) all executive officers and directors as a group.


                                                                                             Number      Percent
Name                                                                                        of Shares   of Total
Special Situation Investment Holdings, Ltd..............................................  4,968,868        68.2%
     c/o KuwAm Corporation
     2600 Virginia Avenue, N.W.
     Washington, D.C. 20037 (1)

Special Situation Investment Holdings, L.P. II..........................................    373,000         5.1%
     c/o KuwAm Corporation
     2600 Virginia Avenue, N.W.
     Washington, D.C. 20037 (1)

KuwAm Corporation.......................................................................  5,515,868        75.8%
     2600 Virginia Avenue, N.W.
     Washington, D.C. 20037 (1)

Mishal Yousef Saud Al Sabah (2)(4)......................................................    468,327         6.4%

Wirt D. Walker, III (3)(4)..............................................................  5,914,790        81.2%

N. Gene Criss (4).......................................................................    113,441         1.4%

Stephen R. Buren (4)....................................................................     22,100          *

Dean N. Thomas (4)......................................................................     20,000          *

All Officers and Directors as a Group (5 persons) (5)...................................  6,538,658        89.8%

 *   Less than one percent

(1) Special Situation Investment Holdings, Ltd. ("SSIH"), Special Situation Investment Holdings, L.P. II ("SSIH II") and KuwAm Corporation are members of a "group" within the meaning of Rule 13d-5 under the Securities and Exchange Act of 1934, as amended (the "KuwAm Group"). KuwAm Corporation, a Washington, D.C. based private investment firm, is the general partner of SSIH, the Company's majority shareholder, and SSIH II. The shareholders of KuwAm include Wirt D. Walker, III, the Chairman and a director of the Company, and Mishal Yousef Al Sabah, a director of the Company. Mr. Walker is also the Managing Director of KuwAm. The KuwAm Group consists of the following members having the following holdings: SSIH, 4,968,868 shares; SSIH II, 373,000 shares; KuwAm, 174,000 shares; Mr. Walker, 330,590 shares; Mr. Walker's son, 15,000 shares; Mr. Al Sabah, 246,828 shares; Fifth Floor Company for General Trading & Contracting ("Fifth Floor Company"), 161,500 shares. Each member of the KuwAm Group disclaims beneficial ownership of shares owned by the other group members, except that Mr. Walker has sole voting and dispositive power with respect to the shares owned by him and by SSIH, SSIH II, KuwAm and by his son, and Mr. Al Sabah has sole voting and dispositive power with respect to the shares owned by him and Fifth Floor Company.

(2) Includes 161,500 shares owned by Fifth Floor Company of which Mr. Al Sabah is a principal. Does not include shares that Mr. Al Sabah may be deemed to own beneficially by virtue of his membership in the KuwAm Group.

(3) Includes 15,000 shares owned by Mr. Walker's son. Mr. Walker also has sole voting and dispositive power with respect to shares owned by SSIH, SSIH II and KuwAm. Also includes shares Mr. Walker may be deemed to own beneficially by virtue of his membership in the KuwAm Group.

(4) Includes shares issuable upon exercise of options that are exercisable within 60 days, as follows: Mr. Al Sabah, 59,999 shares; Mr. Walker, 53,332 shares; Mr. Criss, 113,331 shares; Mr. Buren, 15,000 shares; and Mr. Thomas, 20,000 shares.

(5) At April 13, 1998, executive officers and directors of the Company as a group (5 persons) held options to purchase an aggregate of 498,333 shares of common stock, representing approximately 72% of outstanding options at that date. The numbers set forth in this table include an aggregate of 261,662 shares underlying options exercisable within 60 days of such date.

                           PROPOSAL 1 - THE MERGER

         The following discussion summarizes certain aspects of the Merger. This summary is not complete and is qualified by reference to the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Annex A.

General

         Shareholders are being asked to approve the Merger Agreement and the Merger pursuant to which the Company, a Virginia corporation, will merge with and into a wholly owned subsidiary of Aviation General, a Delaware corporation to be organized prior to the Merger. If the Merger is approved, the Company will become a wholly owned subsidiary of Aviation General and the Company's shareholders will receive one share of Aviation General Common Stock in exchange for each share of the Company Common Stock owned by them, thus reorganizing the Company into a Delaware holding company.

         The Merger will not affect the relative voting rights or ownership interests of shareholders. The members of Aviation General's Board of Directors will be the same as the members of the Company's Board of Directors. Due to certain differences between the Delaware General Corporation Law (the "DGCL") and the Virginia Stock Corporation Act (the "VSCA"), however, not all of the rights of shareholders will remain the same. See "-- Comparison of Shareholders' Rights." In addition, the Certificate of Incorporation of Aviation General ("Aviation General's Charter") authorizes the issuance of 20,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, while the Articles of Incorporation of the Company (the "Company's Charter") authorizes the issuance of only 10,000,000 shares of Common Stock and 20,000 shares of Series A Preferred Stock. See "-- Increase in Authorized Common Stock."

         The Company's Board of Directors has unanimously approved the Merger Agreement and the Merger subject to shareholder approval. Shareholder approval is the only condition precedent to the consummation of the Merger.

Information Concerning Aviation General

         Aviation General will be organized prior to completion of the Merger. Upon organization, it will have no assets, liabilities, or operations. Following completion of the Merger, it will have no assets other than the stock of the Company, no liabilities, and no operations independent of those of the Company. Thus, financial statements of Aviation General following the Merger will be virtually identical to those of the Company prior to the Merger. Accordingly, historical financial statements of Aviation General and pro forma financial statements reflecting completion of the Merger have not been included in this Proxy Statement/Prospectus.

Reasons for the Merger

         The Company currently manufactures, markets and provides support services for its line of single engine, high performance, aircraft, which includes the Commander 114B, the Commander 114TC turbo charged, and the Commander 114AT all-purpose trainer. To a lesser extent, it also provides, through its aviation services division, aircraft consulting, brokerage, and refurbishment services for single engine, twin engine, turbine and jet general aviation aircraft. The Company has announced that it intends to expand its aviation services division and pursue acquisitions. See the Company's 1997 Annual Report, a copy of which accompanies this Proxy Statement/Prospectus. The Board of Directors believes that the Merger will enhance the Company's ability to pursue these plans because it will (i) result in an improved organizational and capital structure and (ii) change its domicile from the Commonwealth of Virginia to the State of Delaware, which the Company believes has a more flexible and predictable body of corporate law. The Board of Directors also believes that the Company's new name, Aviation General, Incorporated, reflects the Company's anticipated expansion and diversification of its business. The Merger is not being proposed in connection with any particular acquisition, and the Company currently has no agreements, arrangements, or understandings with respect to any acquisitions.

         Improved Organizational and Capital Structure. The Board of Directors believes that the reorganization from operating company into holding company structure and the increase in authorized shares of Common Stock will improve its ability to effectively pursue its expansion strategy. The holding company form of organization will give Aviation General the ability to structure future acquisitions in an optimal manner in light of operational and legal considerations. In addition, there may be circumstances in which it will be advisable to insulate an acquired business from potential liability of other operating subsidiaries of the holding company.

         The authorized capital stock of the Company currently consists of 10,000,000 shares of Common Stock and 20,000 shares of Class A Preferred Stock. The authorized capital stock of Aviation General will consist of 20,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock. As of June 29, 1998, 7,280,548 shares of Common Stock and no shares of Class A Preferred Stock were issued and outstanding, and an additional 800,000 shares of Common Stock were reserved for issuance upon the exercise of options and warrants that were outstanding or were available for issuance under Commander's stock option plan. As of that date, therefore, 1,919,452 shares of authorized and unissued Common Stock were unreserved and available for issuance.

         The  Board  of  Directors   considers  it  advisable  to  increase  the
authorized capital stock so that additional shares will be available for issuance in connection with possible future actions, such as financings, acquisitions, mergers, stock splits, stock dividends, use in employee benefit plans, and other corporate purposes. Although the Company has no plans to issue any additional shares of capital stock, having shares available for issuance generally will allow shares to be issued in the future without the expense and delay of a shareholders' meeting. The Nasdaq SmallCap Market, on which Aviation General's Common Stock will trade following the Merger, currently requires shareholder approval of certain corporate actions as a requirement of continued listing, including certain acquisitions involving the issuance of Common Stock in amount equal to or greater than 20% of the shares outstanding prior to the issuance.

         The Board of Directors of Aviation General will be authorized, without further approval or action by the stockholders, to issue shares of Preferred Stock in one or more series and to determine the rights, preferences, privileges, and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms, and number of shares constituting any series of Preferred Stock or the designation of such series. The rights of the holders of Common Stock will generally be subject to the prior rights of the holders of any outstanding shares of Preferred Stock with respect to dividends, liquidation preferences, and other matters. Among other things, the Preferred Stock could be issued by Aviation General to raise capital to finance acquisitions. The Preferred Stock could have certain anti-takeover effects under certain circumstances. The issuance of shares of Preferred Stock could enable the Board of Directors to render more difficult or discourage an attempt to obtain control of Aviation General by means of a merger, tender offer, or other business combination transaction directed at Aviation General by, among other things, placing shares of Preferred Stock with investors who might align themselves with the Board of Directors, issuing new shares to dilute stock ownership of a person or entity seeking control of Aviation General, or creating a class or series of Preferred Stock with class voting rights.

         Delaware Corporate Law. For a number of years, the State of Delaware has had a policy of encouraging incorporation in that state. In furtherance of that policy, it has adopted comprehensive, modern, and flexible corporate laws, which it periodically updates and revises to meet changing business needs. As a result, many corporations have chosen Delaware as their state of domicile. In addition, Delaware courts have developed a body of case law construing Delaware law and establishing public policies with respect to corporations incorporated in Delaware. Thus, organization of Aviation General as a Delaware corporation should provide greater flexibility, certainty, and predictability with respect to its corporate affairs.

Comparison of Shareholders' Rights

         Aviation General will be incorporated under the laws of the State of Delaware, while the Company is incorporated under the laws of the Commonwealth of Virginia. Because the Company's shareholders will receive Aviation General Common Stock in the Merger and thus will become shareholders of Aviation General, their rights will be governed by the DGCL and Aviation General's Charter and Bylaws. The following summary describes all material differences between the DGCL and Aviation General's Charter and Bylaws, on one hand, and the VSCE and the Company's Charter and Bylaws, on the other hand. Copies of Aviation General's Charter and Bylaws have been filed as exhibits to the registration statement of which this Proxy Statement/Prospectus is part.

         Board of Directors. Aviation General's Bylaws provide that the Board of Directors shall have a minimum of three and a maximum of seven members. The Company's Bylaws provide for the same minimum and maximum numbers of directors.

         The DGCL and the VSCA provide that directors may be removed by shareholders with or without cause. The Company's and Aviation General's Bylaws provide that any director or the entire Board of Directors may be removed, with or without cause, by the holders of a majority of shares of Common Stock entitled to vote at an election of directors.

         In accordance with the DGCL, Aviation General's Bylaws provide that vacancies and newly created directorships may be filled by a majority of the directors then in office (even if less than a quorum). In accordance with the VSCA, the Company's Bylaws provide that a vacancy may be filled by the shareholders, the board of directors, or a majority of the remaining directors though less than a quorum.

         Under the DGCL, cumulative voting in the election of directors is not mandatory. Aviation General's Charter does not provide for cumulative voting. Similarly, under the VSCA, shareholders do not have a right to cumulative voting unless the articles of incorporation so provide. The Company's Charter does not provide for cumulative voting.

         The DGCL allows a corporation to adopt a classified board of directors consisting of as many as three classes, without specifying any minimum number required in each class. Aviation General's Charter does not provide for a classified Board of Directors. The VSCA similarly allows a corporation's articles of incorporation to provide for a classified board of directors. The Company's Charter does not provide for a classified board of directors.

         Possible  Anti-takeover  Effects.  Aviation  General will be subject to
Section 203 of the DGCL ("Section 203"). Pursuant to Section 203, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations, and sales of assets, with an "interested shareholder" for a period of three years from the date that such person became an interested shareholder unless (i) the transaction that results in the person's becoming an interested shareholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested shareholder, (ii) upon consummation of the transaction which results in the shareholder becoming an interested shareholder, the interested shareholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced (other than certain excluded shares), or (iii) on or after the date the person becomes an interested shareholder, the business combination is approved by the corporation's board of directors and by holders of at least two-thirds of the corporation's outstanding voting stock, excluding shares owned by the interested shareholder, at a meeting of shareholders. Under Section 203, an "interested shareholder" is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiaries of the corporation, that is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder. Aviation General has approved the Company's current 15% shareholders as "interested shareholders."

         Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested shareholder" to effect various business combinations with a corporation for a three-year period. The provisions of
Section 203 may encourage persons interested in acquiring Aviation General to negotiate in advance with Aviation General's Board of Directors because the shareholder approval requirement would be avoided if a majority of Aviation General's directors then in office approve either the business combination or the transaction which results in the person becoming an interested shareholder. Such provisions also may have the effect of preventing changes in management of Aviation General. It is possible that such provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

         As a Virginia corporation, the Company is subject to Section 13.1-725 et seq. of the VSCA ("Section 725") which contains provisions restricting "Affiliated Transactions." Section 725 requires approval of Affiliated Transactions between a Virginia corporation and an Interested Shareholder (defined in Section 725 to include any (i) beneficial owner of more than 10% of any class of its outstanding voting shares or (ii) an affiliate or associate of the corporation that at any time within the preceding three years has been an Interested Shareholder of the corporation) by an affirmative vote of a majority of the Disinterested Directors (as defined below) and holders of at least two-thirds of the voting shares other than shares beneficially owned by the Interested Shareholder as defined in the VSCA. Affiliated Transactions subject to this approval requirement include, (i) mergers and share exchanges with an Interested Shareholder, (ii) dispositions of material corporate assets to or with an Interested Shareholder not in the ordinary course of business, (iii) any guaranty by the corporation of indebtedness of any Interested Shareholder in an amount in excess of five percent of the corporation's consolidated net worth,
(iv) dispositions to an Interested Shareholder of an amount of voting shares of the corporation having an aggregate fair market value in excess of five percent of the aggregate fair market value of all of the outstanding voting shares except pursuant to a share dividend or the exercise of rights distributed on a basis affording substantially proportionate treatment to all holders of the same class or series of voting shares, (v) a dissolution of the corporation proposed by or on behalf of an Interested Shareholder, or (vi) any reclassification, including, reverse stock split, recapitalization or merger of the corporation with its subsidiaries which increases the percentage of voting shares owned beneficially by an Interested Shareholder by more than 5%. A Disinterested Director means, with respect to a particular Interested Shareholder, a member of the corporation's board of directors who was a member on the date on which an Interested Shareholder became an Interested Shareholder and who was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the Board. The VSCA requires that an Affiliated Transaction with an Interested Shareholder occurring three years or more after the Interested Shareholder becomes an Interested Shareholder must be approved by the affirmative vote of the holders of two-thirds of the voting shares (other than those beneficially owned by the Interested Shareholder) or by a majority of the Disinterested Directors.

         Under the VSCA, the special voting requirements do not apply to Affiliated Transactions proposed after the three year period has expired if the transaction satisfies the fair-price requirements of the statute. In general, the fair-price requirement provides that in a two-step acquisition transaction, the Interested Shareholder must pay the shareholders in the second step either the same amount of cash or the same amount and type of consideration paid to acquire the Virginia corporation's shares in the first step.

         None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder (i) whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Virginia corporation's Disinterested Directors, (ii) who was an Interested Shareholder on the date the Virginia corporation became subject to these provisions by virtue of its having 300 shareholders of record, (iii) who became an Interested Shareholder as a result of acquiring shares by gift, testamentary bequest or the laws of descent and distribution, or (iv) generally, who became an Interested Shareholder inadvertently.

         These provisions may have the effect of deterring certain takeovers of Virginia corporations. In addition, the VSCA provides that, by affirmative vote of a majority of the voting shares other than shares owned by an Interested Shareholder, a corporation can "opt out" of the Affiliated Transactions provisions by adopting an amendment to its Articles of Incorporation or Bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Company has not "opted out" of the Affiliated Transactions provisions.

         Special Meeting of Shareholders. The DGCL provides that a special meeting of shareholders may be called by a corporation's board of directors or by such person or persons as may be authorized by its certificate of incorporation or bylaws. The VSCA provides that a corporation shall hold a special meeting of shareholders on call of the chairman of the board of directors, the president, the board of directors, or the person or persons authorized to do so by the articles of incorporation or bylaws. Both the Company's Bylaws and Aviation General's Bylaws provide that a special meeting of shareholders may be called by the Chairman, the President, or the Board of Directors.

         Shareholder Action in Lieu of Meeting. The DGCL provides that, unless otherwise provided in a corporation's certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action that would be taken, is signed by holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting. Aviation General's Charter does not eliminate the ability of shareholders to take action by consent in lieu of a meeting.

         The VSCA provides that any action required or permitted to be taken at a meeting of the shareholders of a corporation may be taken without a meeting, but only with the written consent of all shareholders entitled to vote with respect to the subject matter thereof. The action shall be evidenced by one or more written consents describing the action taken, signed by all the shareholders entitled to vote on the action and included on the corporate records. The Company's Charter and Bylaws do not provide for, or prohibit, shareholder action in lieu of a meeting.

         Bylaw Amendments by Directors. Under the DGCL, the power to adopt, amend, or repeal bylaws is vested exclusively in the shareholders entitled to vote, unless the certificate of incorporation confers such power upon the board of directors as well. Aviation General's Charter and Bylaws provide that the Board of Directors is expressly authorized to make, alter or repeal Aviation General's Bylaws by an affirmative majority vote.

         The VSCA provides that the power to alter, amend or repeal bylaws is vested in the board of directors, subject to repeal or change by action of the shareholders, provided such powers are reserved to the shareholders by the articles of incorporation. The Company's Charter does not reserve such powers to the shareholders.

         Payment of Dividends; Share Repurchases. Under the DGCL, a corporation may declare and pay dividends either out of its surplus or, if there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Aviation General's Charter provides that, subject to the provisions of applicable law and the preferences of any preferred stock, the holders of Aviation General Common Stock shall be entitled to receive dividends at such times and in such amounts as determined by the Board of Directors.

         The DGCL permits a corporation to purchase or redeem shares of its own stock when its capital is not impaired and such purchase or redemption would not cause any impairment of the capital of the corporation, except that a corporation may purchase or redeem out of capital any of its preferred shares if such shares will be retired upon their acquisition and the capital of the corporation will be reduced in accordance with the DGCL. Under the DGCL, a corporation may not purchase any of its redeemable shares for more than the price at which they may then be redeemed.

         Under the VSCA, a board of directors may authorize and the corporation may make distributions to its shareholders, subject to restrictions by the articles of incorporation, except that no distribution may be made if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The VSCA permits a corporation to acquire its own shares. Such acquired shares constitute authorized but unissued shares of the same class, but undesignated as to series.

     Director Liability; Reliance. The DGCL and the VSCA are similar with regard to limitations on director liability. The DGCL and the VSCA permit a corporation to include in its certificate or articles of incorporation, as the case may be, a provision eliminating or limiting a director's liability to the corporation or its shareholders for monetary damages for breaches of fiduciary duty, including conduct which could be characterized as negligence or gross negligence. The DGCL and the VSCA expressly provide, however, that liability for breaches of duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or knowing violations of the law, the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. Both statutes further provide that no such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective. Aviation General's Charter contains provisions that eliminate the personal liability of the directors and officers to the extent permitted under the DGCL. The Company's Charter contains similar provisions.

         Under the DGCL, a member of the board of directors of a corporation or a member of any committee designated by the board of directors will, in the performance of his duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports, or statements presented to the corporation by any of the corporation's officers or employees, or committees of the board of directors, or by any other person as to matters the member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation. The VSCA does not contain a similar provision.

         Both the DGCL and the VSCA provide that a corporation may purchase and maintain insurance on behalf of any individual who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in such capacity, whether or not the corporation would have the power to indemnify him against such liability.

         Indemnification. The DGCL permits, but does not require, a corporation to indemnify its directors, officers, employees or agents and expressly provides that the indemnification provided for under the DGCL shall not be deemed exclusive of any indemnification right under any bylaw, vote of shareholders or disinterested directors, or otherwise. The DGCL permits indemnification against expenses and certain other liabilities arising out of legal actions brought or threatened against such persons for their conduct on behalf of the corporation, provided that each such person acted in good faith and in a manner that he reasonably believed was in or not opposed to the corporation's best interests and in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The DGCL does not allow indemnification of directors in the case of an action by or in the right of the corporation (including shareholder derivative suits) unless the directors successfully defend the action or indemnification is ordered by the court. Aviation General's Charter and Bylaws provide for indemnification to the fullest extent authorized by the DGCL and, therefore, these statutory indemnification rights are available to the directors, officers, employees and agents of Aviation General.

         The VSCA requires a corporation to indemnify its directors and officers against reasonable expenses incurred by them in defense of any proceeding to which they are made a party because of their position with the corporation and in which they prevail, unless the corporation's articles of incorporation limit this right. The VSCA also authorizes a corporation to more broadly indemnify its directors and officers, and to extend such indemnification to its employees and agents, and to make additional provisions for advances and reimbursement of expenses to them, subject to certain limitations, including restrictions against indemnification for willful misconduct or knowing violation of the criminal law. The

VSCA does not permit a corporation to indemnify its directors, however, in connection with a proceeding (i) by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in which a director has been adjudged liable on the basis that a benefit was improperly received by him. These statutory indemnification rights of directors and officers are not limited by the Company's Charter and are, therefore, available to the Company's directors and officers. In addition, the Company's Charter provides that the Company's Board of Directors is empowered to cause the Company to indemnify any person, other than a director or officer of the Company, to the same extent as it would indemnify a director or officer.

         Control Share Acquisitions. The VSCA provides that shares acquired in a transaction that would cause the acquiring person's voting strength to cross any of three thresholds (20%, 33% or 50%) have no voting rights unless granted by a majority vote of shares not owned by the acquiring person or any officer or employee-director of the corporation. The acquiring shareholder can request a special meeting of the shareholders to consider granting voting rights to shares that he owns or proposes to acquire. The request generally must be voted on at a special meeting of shareholders to be called within 10 days thereafter. Any special meeting to consider whether to grant voting rights must be held no earlier than 30 days and no later than 50 days from the date of the request.

         Delaware does not have a control share acquisition statute.

         Dissenters' Rights. Pursuant to both the VSCA and the DGCL, a shareholder of a corporation engaging in certain transactions may, under certain circumstances, dissent from a merger, consolidation or other transaction and demand payment in cash in the amount of the fair value of his or her shares (as appraised pursuant to judicial proceedings) in lieu of the consideration such shareholder would otherwise receive in such transaction.

         Under the DGCL, shareholders of a corporation are entitled to appraisal rights only with respect to certain statutory mergers or consolidations. Unless otherwise provided in the certificate of incorporation, the DGCL does not grant appraisal rights to (i) shareholders with respect to a merger or consolidation of a corporation, the shares of which are either listed on a national securities exchange or are held of record by more than 2,000 holders, if such shareholders receive only shares of the surviving corporation or shares of any other corporation which are either listed on a national securities exchange or held of record by more than 2,000 holders or (ii) shareholders of a corporation surviving a merger if no vote of the shareholders of such corporation is required to approve the merger.

         Under the VSCA, shareholders of a corporation are entitled to dissent from certain mergers, consolidations or share exchanges by such corporation, or upon the disposition of all or substantially all of its assets. However, unless otherwise provided in the articles of incorporation, shareholders generally have no appraisal rights with respect to their shares if the shares (i) are listed on a national securities exchange or (ii) held by at least 2,000 record shareholders.

Dissenters' Rights in Connection with the Merger

         Under the VSCA, the Company's shareholders objecting to the Merger Agreement and the Merger do not have any dissenters' rights of appraisal.

Federal Income Tax Consequences of the Merger

         The Merger  will  constitute  a  reorganization  within the  meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended, and thus neither the Company nor Aviation General will recognize any gain or loss as a result of the Merger and no gain or loss will be recognized by shareholders upon their receipt of shares of Aviation General Common Stock in exchange for their shares of the Company Common Stock.

Effective Date; Termination and Abandonment

         The Merger Agreement provides that, subject to approval and adoption by the shareholders of the Company, the Effective Date shall be the date on which articles of merger are filed with the Virginia State Corporation Commission and a certificate of merger relating to the Merger is filed with the Secretary of State of Delaware. The Company anticipates that the certificate will be filed promptly after the 1998 Annual Meeting. No State or Federal regulatory requirements or approvals must be complied with or obtained in order to consummate the Merger.

         The Merger Agreement may be terminated and abandoned by the Board of Directors of the Company or the Board of Directors of Aviation General at any time prior to the consummation of the Merger. In addition, the Merger Agreement may be amended at any time prior to the Effective Date with the mutual consent of the Boards of Directors of the Company and Aviation General, provided that the Merger Agreement may not be amended following its adoption by the shareholders of the Company in any manner that would be prohibited by applicable law.

Conversion of Shares

         At the Effective Date, each share of Company Common Stock will be converted into one share of Aviation General Common Stock. The holder of each certificate that immediately prior to the Effective Date evidenced shares of Company Common Stock shall receive upon surrender for cancellation of such certificate a new certificate evidencing the same number of shares of Aviation General Common Stock.

     IT WILL NOT BE NECESSARY FOR SHAREHOLDERS OF THE COMPANY TO EXCHANGE THEIR EXISTING STOCK CERTIFICATES FOR STOCK CERTIFICATES OF AVIATION GENERAL. Until surrendered for cancellation, such certificates will be deemed for all corporate purposes to evidence ownership of Aviation General Common Stock into which Company Common Stock was converted at the Effective Date.

         It is expected that at the Effective Date Aviation General Common Stock will be listed on the Nasdaq SmallCap Market.

Recommendation of Board of Directors

         The  Company's   Board  of  Directors   unanimously   recommends   that
shareholders vote "FOR" the Merger Agreement and the Merger.

                        PROPOSAL 2: ELECTION OF DIRECTORS

Nominees

         A board of three directors is to be elected at the Annual Meeting. Unless marked to the contrary, all properly signed and returned proxies will be voted for the election of management's three nominees named below, all of whom are presently directors of the Company. If any nominee is unable or, for good cause, declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by the present Board of Directors to fill the vacancy. The Company is not aware of any nominee who will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next Annual Meeting of Shareholders or until a successor has been elected and qualified. Upon consummation of the Merger, each person elected as a director of the Company will serve as a director of Aviation General.

         The following sets forth certain information regarding each of the nominees for election as director:

                  Wirt D. Walker, III, age 52, has served as a director of the Company from September 1989 to February 1991, and as Chairman of the Board of Directors since May 1991. Mr. Walker served as the Company's Chief Executive Officer from May 1991 to August 1991 and from December 1992 to May 1995. Since 1982, Mr. Walker has served as a director and the Managing Director of KuwAm Corporation, a private investment firm. He is the Chairman of STRATESEC Incorporated, a publicly traded company that provides technology-based security solutions for medium and large commercial and government facilities, and Universal Communications, Inc., a privately held advertising and marketing communications company.

                  N. Gene Criss, age 55, has served as President and Chief Executive Officer since May 1995. Mr. Criss served as President and Chief Operating Officer from December 1994 to May 1995, as Executive Vice President and Chief Operating Officer from November 1992 to December 1994 and as a director since August 1993. He served as Vice President, Manufacturing at American General Aircraft Company, a manufacturer of light single engine general aviation aircraft from July 1992 to November 1992. Prior to July 1992, Mr. Criss held a variety of positions of increasing responsibility during a twenty-two year career at Piper Aircraft Corporation, including service as Director of Materials and Manufacturing Support from 1982 to June 1992. During his tenure with Piper Aircraft Corporation, Mr. Criss was responsible for corporate scheduling, production and material control, inventory control and engineering administration.

                  Mishal Yousef Saud Al Sabah, 37, is a private investor who has been involved in a broad range of investment activities in the United States and overseas for the past eighteen years. Mr. Al Sabah has been a director of the Company since 1991. He has served as the Chairman of the Board of Directors of KuwAm Corporation since 1982 and is a director of STRATESEC Incorporated and Universal Communications, Inc.

Director Compensation

         Directors are paid an annual fee of $20,000, payable in equal quarterly installments, for services as a director. Such fees are prorated when a director does not serve for a full year. Directors receive no additional compensation for committee participation or attendance at committee meetings, other than reimbursement of travel and lodging expenses.

         The 1993 Stock Option Plan provides for the automatic annual grant of a stock option to purchase 20,000 shares of common stock to each eligible non-employee and employee director of the Company; non-employee directors will automatically receive a nonstatutory stock option and employee directors will automatically receive an incentive stock option. The 1997 annual automatic options were granted to each of the three directors on December 20, 1997.

Board Meetings and Committees

     The Board of Directors held a total of four meetings during the fiscal year ended December 31, 1997. The Board has two committees: the Audit Committee and the Compensation Committee.

         The Audit Committee, comprised of Messrs. Walker and Al Sabah, recommends the selection of the Company's independent accountants and approves the scope of the audit to be conducted. The Committee is primarily responsible for reviewing and evaluating the Company's accounting practices and its systems of internal accounting controls. The Audit Committee held one meeting during fiscal 1997.

         The Compensation Committee recommends the amount and type of compensation to be paid to the Company's executive officers, reviews the performance of the Company's key employees, and administers and determines distributions under the Company's Profit Sharing Plan. The Compensation Committee will also determine the number of shares, if any, to be granted each employee under such plan and the terms of such grants. The Compensation Committee held one meeting during 1997.

         No director attended fewer than 75% of all meetings of the Board of Directors held during fiscal 1997 or of all meetings of any committee upon which such director served during fiscal 1997.

Compensation Committee Interlocks and Insider Participation

     The Compensation Committee is comprised of Mr. Walker and Mr. Al Sabah; neither are employees of the Company. They are not eligible to participate in the Company's Profit Sharing Plan. Both receive compensation for services as a director (See "Director Compensation"). Mr. Walker served as Chief Executive Officer of the Company from December 1992 to May 1995. Messrs. Walker and Al Sabah are directors and shareholders of KuwAm Corporation, the corporate general partner of SSIH, the majority shareholder of the Company.

Other Officers

         Stephen R. Buren, age 54, has served as Chief Financial Officer of the Company since May 1991 and as Vice President and Treasurer of the Company since 1990. He was Vice President, Finance and Treasurer of Mycro-Tek, Inc. from 1987 to 1990, and was Vice President, Finance of Health Technologies, Inc. from 1986 to 1987. From 1974 to 1986 he held division and corporate controllership positions at Cessna Aircraft Company.

         Dean N. Thomas, age 43, has served as Senior Vice President -- Sales and Marketing since January 1995. He was President of Strategic Marketing Resources, a marketing consulting firm, from

1990 to 1994, and held various positions at Piper Aircraft Corporation from 1981 to 1990, including Director of Marketing and Director of Product Development.

                           EXECUTIVE COMPENSATION

Summary Compensation Table

         The following table shows certain information concerning the compensation of each of the Company's executive officers for services rendered in all capacities to the Company for the fiscal years ended 1997, 1996, and 1995.

                                                                                          Long-term Compensation
                                                                                         Securities
                                                                                         Underlying
                                                                                           Options     All Other
                                                                 Annual Compensation       Awarded    Compensation
                                                      Year      Salary(1)    Bonus(1)    (in shares)      (2)
N. Gene Criss......................................  1997       $125,000         --         60,000       $  20,000
     President, Chief Executive                      1996       $125,000         --         60,000       $  20,000
     Officer and Director (3)                        1995       $125,000         --         60,000       $  10,000

Stephen R. Buren...................................  1997       $ 81,923         --         10,000             --
     Vice President, Chief Financial                 1996       $ 80,000         --         25,000             --
     Officer and Treasurer                           1995       $ 79,039         --         10,000             --

Dean N. Thomas.....................................  1997       $ 75,000     $ 18,500       10,000
     Senior Vice President-- Sales and               1996       $ 55,692     $ 12,200       10,000             --
     Marketing                                       1995       $ 51,603     $  4,397       20,000             --

Wirt D. Walker, III................................  1997            --          --         20,000       $  20,000
     Chairman (4)                                    1996            --          --         20,000       $  20,000
                                                     1995            --          --         20,000       $  10,000

(1) Salary and bonus payments include voluntary salary reduction contribution to the Company's 401(k) Savings Plan.
(2)  Amounts paid as director fees unless otherwise indicated.
(3) Mr. Criss joined the Company in November 1992 and became a director in August 1993. His annual salary is $125,000.
(4) Mr. Walker served as Chief Executive Officer of the Company from December 1992 to May 1995, for which he received no compensation.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-end Option
Values

         The following table shows the number of shares of common stock acquired by the executive officers upon the exercise of stock options during fiscal 1997, the new value realized at exercise, the number of shares of common stock represented by outstanding stock options held by each executive officer as of December 31, 1997 and the value of such options based on the closing price of the Company's Common Stock on December 31, 1997, which was $1 13/16 per share.



                                                                   Number of Securities      Value of Unexercised
                                       Number of        Value     Underlying Unexercised     In-the-Money Options
                                    Shares Acquired  Realized     Options at FY End (#)(1)     at FY End ($)(2)
                                    on Exercised (#)   ($)(3)    Exercisable/Unexercisable  Exercisable/Unexercisable
Wirt D. Walker, III..............         --             --           53,333/   40,000                 $0/0
N. Gene Criss....................         --             --          100,000/  120,000                 $0/0
Stephen R. Buren.................         --             --           15,000/   30,000                 $0/0
Dean N. Thomas...................         --             --           16,667/   23,333                 $0/0

(1) Represents the total number of shares subject to stock options held by each executive officer. These options were granted at various dates during fiscal years 1993 through 1997 and are exercisable on various dates beginning in 1994 and expiring in 2002.
(2) Represents the difference between the exercise price and $1 13/16 which was the December 31, 1997 closing price. Stock option exercise prices range from $2.00 to $5.25, therefore no options were in-the-money at December 31, 1997.
(3) Aggregate market value of the shares covered by the option at the date of exercise, less the aggregate exercise price. No options were exercised in 1997.

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

         The Compensation Committee of the Board of Directors (the "Committee") is composed of Wirt D. Walker, III and Mishal Yousef Saud Al Sabah. Both are independent outside directors. The Committee is charged with the responsibility for reviewing the performance and approving the compensation of key executives and for establishing general compensation policies and standards for reviewing management performance. The Committee also reviews both corporate and key executive performance in light of established criteria and goals and approves individual key executive compensation.

Compensation Philosophy

         The executive compensation policy of the Company is to provide competitive levels of compensation that advance the Company's annual and long-term performance objectives, reward corporate performance, and assist the Company in attracting, retaining and motivating highly qualified executives. The framework for the Committee's executive compensation programs is to establish base salaries which are competitive with similar sized companies and to create incentives for excellent performance by providing executives with the opportunity to earn additional remuneration linked to the Company's profitability. The incentive plan goals are designed to improve the effectiveness and enhance the efficiency of Company operations and to create value for the shareholders. It is also the Company's policy to encourage share ownership by executive officers and non-employee directors through the grant of stock options.

Components of Compensation

         The compensation package of the Company's executive officers consists of base annual salary, participation in the Company's Profit Sharing Plan and stock option grants.

         At executive levels, base salaries are reviewed but not necessarily increased annually. Base salaries are fixed at levels slightly below competitive amounts paid to individuals with comparable qualifications, experience and responsibilities engaged in similar businesses as the Company, based on the experience of the Committee members, directors and employees of the Company within the aviation industry.

         The Company has adopted a Profit Sharing Plan which is intended to advance the interests of the Company by providing eligible employees with annual incentive to increase the productivity of the Company. Unless the Board of Directors determines otherwise prior to the end of a fiscal year, the Profit Sharing Plan provides for payment to selected employees of an aggregate of 10% of the consolidated pre-tax profits of the Company for the fiscal year. The Compensation Committee administers the Profit Sharing Plan and selects the employees who will receive profit sharing awards. Profit sharing awards are based upon an employee's salary, level of responsibility and attainment of performance goals and objectives. Profit sharing awards are paid as soon as practicable following the end of the fiscal year.

         The Company uses stock options both to reward past performance and to motivate future performance, especially long-term performance. The Committee believes that through the use of stock options, executive interests are directly tied to enhancing shareholder value. Stock options are granted at fair market value as of the date of grant and generally have a term of three to five years. The options vest 33% per year, beginning on the first anniversary date of the grant. The stock options provide value to the recipients only when the market price of the Company's common stock increases above the option grant price and only as the shares vest and become exercisable.

         Section 162(m) of the Internal Revenue Code, which provides for a $1,000,000 limit on the deductibility of compensation, presently is not applicable to the Company. The Committee will review this policy with respect to
Section 162(m) when and if the section is applicable in the future.

Option Grants in Last Fiscal Year

         The Committee approved the following stock option grants for the executive officers during fiscal year 1997.

                                                   Percent of                               Potential Realizable
                                        Number of     Total                                   Value at Assumed
                                       Securities    Options                               Annual Rates of Stock
                                       Underlying  Granted to                              Price Appreciation for
                                         Options   Employees in   Exercise    Expiration         Option Term
                                       Granted(1)  Fiscal Year     Price          Date          5%          10%
                                      ------------------------    -------      ---------     --------    --------
Wirt D. Walker, III................      20,000         10%      $  2.00       12/20/02    $  11,051    $  24,420
N. Gene Criss......................      40,000         19%      $  2.25        1/06/00    $  14,186    $  29,790
                                         20,000         10%      $  2.00       12/20/02    $  11,051    $  24,420
                                      ---------      ------
                                         60,000         29%

Stephen R. Buren...................      10,000          5%      $  2.50       10/11/00    $   3,941    $   8,275
Dean N. Thomas.....................      10,000          5%      $  2.50       10/11/00    $   3,941    $   8,275

(1) Each option is non-transferable; vests as to 33% of the shares covered by such option over three years, commencing on the first anniversary of the date of issuance; is canceled prior to vesting in the event the holder either resigns from the Company or is terminated for justifiable cause; and is void after the date listed under the heading "Expiration Date." The exercise price of the stock subject to options was equal to the market value on the date of the grant. The number of shares issuable upon exercise of each option is subject to adjustment subsequent to any stock dividend, split-up, recapitalization or certain other transactions.

     During 1997, Messrs. Walker, Al Sabah and Criss, directors of the Company, were granted an option to purchase 20,000 shares of common stock pursuant to the 1993 Stock Option Plan.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's executive officers and directors, and holders of more than ten percent of the Company's Common Stock to file reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. The Company believes that during the fiscal year ended December 31, 1997, its officers, directors and holders of more than 10% of the Company's Common Stock complied with all Section 16(a) filing requirements.

Compensation of Chief Executive Officer

         The Committee makes decisions regarding the compensation of the Chief Executive Officer using the same philosophy set forth above. The Committee's approach in setting Mr. Criss' base compensation, as with that of the Company's other executives, is to be competitive with other companies within the industry, taking into consideration company size, operating conditions and compensation philosophy and performance. Mr. Criss' base salary was not increased during fiscal 1997. Mr. Criss' fiscal 1997 incentive compensation was earned under the same performance criteria that were described previously in this report. He was granted options to purchase a total of 60,000 shares of the Company's common stock during fiscal 1997, of which 20,000 shares represent the automatic grant to directors.

                             COMPENSATION COMMITTEE

                               Wirt D. Walker, III
                               Mishal Yousef Saud Al Sabah

                                    PERFORMANCE GRAPH

         The Securities and Exchange Commission requires that the Corporation includes in this Proxy Statement a line-graph presentation comparing cumulative, five year shareholder returns on an indexed basis with (i) a broad equity market index and (ii) either an industry index or peer group. An initial public offering of the Company's stock occurred on April 19, 1993. The following graph compares the percentage change in the cumulative total return of the Nasdaq Stock Market -- US Index and the Standard & Poor's Aerospace/Defense Industry Index for a period of 56 months. Total return for the purpose of this graph assumes reinvestment of all dividends, if any. The stock price information shown on the graph is not necessarily indicative of future price performance.

                  COMPARISON OF 56 MONTH CUMULATIVE TOTAL RETURN*
         Among Commander Aircraft Company, the Nasdaq Stock Market -- US Index
                          And the S&P Aerospace/Defense Index

                             Commander   NASDAQ                S&P
                             Aircraft         Stock        Aerospace/
                              Company      Market--US        Defense

           4/19/93             100            100               100
            12/93               61            113               127
            12/94               51            110               137
            12/95               38            156               227
            12/96               21            192               303
            12/97               19            235               312

* $100 invested on 4/19/93 in stock or on 3/31/93 in index; includes reinvestment of dividends.

                                 CERTAIN TRANSACTIONS

         During 1997, the Company sold, on open account, spare parts for an aggregate of $57,000 to Commander International, a Commander Authorized Sales and Service Representative located in Dubai that is owned by Mishal Yousef Al Sabah, a director of the Company. All sales were at prices comparable to sales to unrelated parties. The maximum amount outstanding under Commander International's account during 1997 was $2,650,666, and the amount outstanding as of December 31, 1997 was $1,496,971. The maturity date of the account was extended until June 30, 1998 and amounts outstanding under the account bear interest at 1% over the Morgan Guaranty of New York prime rate (9.5% at December 31, 1997), with interest paid quarterly in arrears. During 1997, the Company received payments of $1,395,000 on the account, of which $186,745 represented the payment of interest. In light of Commander International's payment history, which has resulted in a reduction in the amount of the note from $4,224,000 at December 31, 1995 to its present amount, and the Company's commercial relationship with Commander International, the Company anticipates that it will extend the maturity date of the note beyond June 30, 1998. Commander
International was responsible for establishing a market for the Company's aircraft in the Middle East and in Europe, and to date has been responsible for the sale of more than 20 of the Company's aircraft.

         In January 1997, the Board of Directors of the Company accepted an offer by the majority shareholder and its affiliates to exchange $2,000,000 of 10% notes payable for 200,000 shares of newly issued common stock effective February 1, 1997. The repayment of accrued interest outstanding at December 31, 1996 and February 1, 1997 was waived. The maturity date of the remaining $900,000 notes payable was extended to December 31, 1997 with interest payable June 30, 1997 and December 31, 1997. Interest paid under the notes to Special Situation Investment Holdings, Ltd., Special Situation Investment Holdings, L.P. II and KuwAm Corporation totaled $67,096 for 1997.

         In October 1997, the Board of Directors accepted an offer by the majority shareholder and its affiliates to purchase 360,000 shares of newly issued common stock for $10.00 per share or an aggregate of $3,600,000. Of the proceeds $900,000 was used to redeem 10% demand notes due 12/31/97 and approximately $600,000 was used to repay bank debt.

         In February 1998, the Company repurchased a 114B aircraft from STRATESEC, Incorporated, for $240,000, the fair market value for such an aircraft. The Company had sold the aircraft to STRATESEC in 1996 for $335,000, the list price of the aircraft. The majority stockholder of the Company is the majority stockholder of STRATESEC, and the chairman of the Company is the chairman of STRATESEC. Since repurchasing the aircraft, the Company [refurbished it and] sold it for a profit.

         In May 1998, the Company purchased $600,000 of convertible subordinated debentures of STRATESEC. The debentures have an interest rate of 10%, are due on December 31, 1999 and are convertible into common stock of STRATESEC at $8.50 per share. In connection with its investment in the debentures, the Company was also issued warrants to purchase 60,000 shares of STRATESEC common stock at an exercise price of $2.50 per share and a term of three years.

                   PROPOSAL 3 - AMENDMENT OF 1993 STOCK OPTION PLAN

Introduction

         The Board of Directors of the Company has unanimously approved a resolution, subject to shareholder approval, approving an amendment to the Company's 1993 Stock Option Plan (the "Plan") to increase the number of shares of Common Stock that may be issued pursuant to stock options granted thereunder by 500,000 shares. Before giving effect to the proposed amendment, 104,650 shares of Common Stock remain available for issuance pursuant to the Plan.

         The Board of Directors recommends that shareholders vote for the amendment of the Plan. The Board believes the Plan provides a means for key employees and directors upon whose judgment and interest the Company is and will be largely dependent for the successful conduct of its business to increase their personal ownership in the Company. It is believed that such incentive awards will further the identification of directors' and key employees' interests with those of the Company's. No determination has been made as to the amount of options to be granted to any individual.

         A summary of the Company's 1993 Stock Option Plan follows:

Eligibility

         All employees of the Company or any parent or subsidiary of the Company whom the Compensation Committee determines to be key employees are eligible to receive stock options under the Plan. The Company estimates that it currently has approximately fifteen such employees (two of whom are officers).

         The Plan also provides that both employee directors and non-employee directors are eligible for automatic grants of options. A non-employee director is eligible to receive an option under the Plan if he or she is not otherwise an employee of the Company or any subsidiary and was not an employee of the Company or subsidiary for a period of at least one year before the date of grant of an option under the Plan. Two members of the Board presently qualify for the automatic grant of options under the Plan.

Administration

         The Plan is administered by the Compensation Committee, which is comprised of at least two directors of the Company who are not eligible for discretionary grants of options under the Plan or any similar plan of the Company. In addition to having general supervisory and interpretive authority over the Plan, the Committee determines, upon the recommendation of management and subject to the terms and limits of the Plan, the employees, if any, to whom options will be granted, the time at which options are to be granted, the number of shares to be subject to each option, and the terms and conditions of exercise of options.

Award of Stock Options

     Employees. Options to purchase shares of Common Stock granted to employees under the Plan may be incentive stock options or nonstatutory stock options. Incentive stock options qualify for favorable income tax treatment, while nonstatutory stock options do not. The exercise price of shares of Common Stock covered by an incentive stock option may not be less than 100% (or, in the case of an incentive stock option granted to a 10% shareholder, 110%) of the fair market value of the Common Stock on the date of the option grant. The option price of Common Stock covered by a nonstatutory stock option granted to an employee may not be less than 85% of the fair market value of the Common Stock on the date of grant.

         An incentive stock option shall be exercisable in any calendar year only to the extent that the aggregate fair market value (determined at the date of grant) of the Common Stock with respect to which incentive stock options are exercisable for the first time during the calendar year does not exceed $100,000.

         Options may be exercised in whole or in part at such times as may be specified by the Committee in the Participant's stock option agreement; provided that the exercise provisions for incentive stock options shall in all events not be more liberal than certain restrictions set forth in the Plan.

         Directors. Each eligible non-employee director and employee director of the Company on the effective date of the Plan, and subsequently on each anniversary of the effective date of the Plan, automatically receives an option to purchase 20,000 shares of Common Stock. Eligible directors may receive multiple annual automatic grants of options pursuant to the terms of the Plan.

         The terms and conditions that apply to each such automatic grant are as follows: (a) the exercise price per share of Common Stock covered by each such option shall be equal to the fair market value on the date of grant; (b) the option by its term shall expire five years after the date of grant; (c) each option shall be exercisable ratably over three years in increments of 331/3% per year commencing on the first anniversary of the date of grant; (d) the option may be exercised by one of the methods described under "Exercise of Options"; and (e) all other terms and conditions applicable to the holding and exercise of the option shall conform to the Company's then current form of option agreement to the extent not inconsistent with the terms of the Plan applicable to incentive stock options.

General

         If a stock option is canceled, terminates or lapses unexercised, any unissued shares allocable to such option may be subjected again to an option. The Committee is expressly authorized to make an award to a Plan participant (other than a non-employee director) conditional upon the surrender for cancellation of an existing stock option.

         Adjustments will be made in the number of shares that may be issued under the Plan in the event of a future stock dividend, stock split or similar pro rata change in the number of outstanding shares of Common Stock or the future creation or issuance to shareholders generally of rights, options or options for the purchase of Company Common Stock or preferred stock.

Exercise of Options

         Generally, an option may only be exercised by payment of the full purchase price in cash. If the option so provides, the option may be exercised by delivering an exercise notice together with irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds from the option shares to pay the exercise price. An option may be exercisable on or after the date of grant provided, however, that no option may be exercised before the Plan is approved by the shareholders of the Company.

Transferability of Stock Options

         No option may be sold, transferred, pledged, or otherwise disposed of, other than by will or by the laws of descent and distribution. All rights granted to a participant under the Plan shall be exercisable during his or her lifetime only by such participant, or the participant's guardians or legal representatives. Upon death of a participant, his or her personal representative or beneficiary may exercise the participant's rights under the Plan.

Amendment of the Plan and Stock Options

         The Board of Directors may amend the Plan in such respects as it deems advisable; provided that the shareholders of the Company must approve any amendment that would (i) materially increase the benefits accruing to participants under the plan, (ii) materially increase the number of shares of Common Stock that may be issued under the plan, or (iii) materially modify the requirements of eligibility for participation in the Plan. Stock options granted under the Plan may be amended with the consent of the recipient so long as the amended award is consistent with the terms of the Plan.

Federal Income Tax Consequences

         An employee or director will not incur federal income tax when he or she is granted a stock option.

         Upon exercise of a nonstatutory stock option, an employee or director generally will recognize ordinary income (which in the case of an employee is subject to income tax withholding by the Company) equal to the difference between the fair market value of the Common Stock on the date of the exercise and the option price. When an employee exercises an incentive stock option, he or she generally will not recognize income, unless he is subject to the alternative minimum tax. Non-employee directors are not granted incentive stock options under the Plan.

         The Company usually will be entitled to a business expense deduction at the time and in the amount that the recipient of an incentive award recognizes ordinary compensation income in connection therewith. As stated above, this usually occurs upon exercise of nonstatutory options or the sale or other impermissible disposition of an incentive stock option before the applicable holding period has expired.

         Generally, the Company's deduction is contingent upon the Company's meeting withholding tax requirements as to employees; however, tax legislation, enacted August 10, 1993, generally imposes a $1,000,000 limitation on the amount of the annual compensation deduction allowable to a publicly-held company in respect to its chief executive officer and its four most highly paid officers. An exception is provided for certain performance-based compensation if certain shareholder approval and outside director requirements are satisfied. Because of certain interpretations issued under the statutory provisions, and in the absence of Internal Revenue Service regulations, there can be no assurance that any of the options granted under the Plan will qualify for this exception. No deduction is allowed in connection with an incentive stock option, unless the employee disposes of Common Stock received upon exercise in violation of the holding period requirements.

Vote Required

         Approval of the proposal to amend the plan requires the affirmative vote of the majority of the shares present in person or by proxy at the annual meeting.

         The Board of Directors recommends that you vote "FOR" the proposal to amend the 1993 Stock Option Plan.

                                  INDEPENDENT AUDITORS

         The Board of Directors has approved a resolution retaining Grant Thornton LLP as its independent auditors for fiscal 1998.

         A representative of Grant Thornton LLP will be present at the Annual Meeting and will have an opportunity at the meeting to make a statement if he desires to do so and will be available to respond to appropriate questions.

                                          EXPERTS

         The financial statements of the Company as of December 31, 1996 and 1997 and for each of the three years in the period ended December 31, 1997 incorporated by reference in this Proxy Statement/Prospectus and the Registration Statement of which it is part have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                                       OTHER MATTERS

         The Company knows of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares they represent as the Board of Directors may recommend.

                                        Stephen R. Buren
                                        Chief Financial Officer

Dated:              , 1998

                                         ANNEX A

                       AGREEMENT AND PLAN OF REORGANIZATION


                                      Among


                          AVIATION GENERAL, INCORPORATED
                             (A Delaware Corporation)

                        COMMANDER ACQUISITION CORPORATION
                             (A Delaware Corporation)

                            COMMANDER AIRCRAFT COMPANY
                             (A Virginia Corporation)










                             ___________________, 1998

                          TABLE OF CONTENTS


Section                                                                  Page

RECITALS .................................................................A-1

Section 1.  THE MERGER....................................................A-1

Section 2.  OPTIONS.......................................................A-4

Section 3.  COVENANTS.....................................................A-4

Section 4.  CONDITIONS PRECEDENT TO OBLIGATIONS OF ALL PARTIES............A-5

Section 5.  CLOSING.......................................................A-5

Section 6.  REPRESENTATIONS AND WARRANTIES................................A-5

Section 7.  TERMINATION OF THE MERGER.....................................A-6

Section 8.  MISCELLANEOUS.................................................A-6

Exhibits

Exhibit A  Merger Certificate

Exhibit B  Articles of Merger and Plan of Merger

Exhibit C  Certificate of Incorporation and Bylaws of Aviation General,
           Incorporated

Exhibit D  Certificate of Incorporation and Bylaws of Commander Acquisition

                      AGREEMENT AND PLAN OF REORGANIZATION

         This Agreement and Plan of Reorganization (the "Agreement") is entered into on this ___ day of _________, 1998, by and among AVIATION GENERAL, INCORPORATED, a Delaware corporation ("Aviation General"), COMMANDER ACQUISITION CORPORATION, a Delaware corporation ("Commander Acquisition"), and COMMANDER AIRCRAFT COMPANY, a Virginia corporation ("Commander"), with reference to the following facts:

                                  RECITALS

         A. Aviation General was organized for the purpose of entering into this Agreement and has not yet issued any capital stock, and Commander Acquisition is a wholly owned subsidiary of Aviation General.

         B. The boards of directors of Commander and Commander Acquisition deem it advisable to merge Commander with and into Commander Acquisition (the "Merger"), as provided in this Agreement.

         C. Pursuant to the Merger, the holders of shares of Common Stock, par value $.50 per share, of Commander ("Commander Common Stock"), will receive shares of Common Stock, par value $.50 per share, of Aviation General ("Aviation General Common Stock") in the manner set forth in Section 1 of this Agreement and upon the terms and conditions otherwise set forth in this Agreement.

         D. To accomplish the foregoing, the parties desire to adopt a plan of reorganization to effectuate the statutory merger of Commander into Commander Acquisition in accordance with the provisions of Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code").

         E. Commander has outstanding options to purchase 688,683 shares of Commander Common Stock at prices between $2.00 and $5.25 per share (the "Commander Options").

         F. In connection with the Merger, the parties hereto desire that the obligation of Commander to issue Commander Common Stock under the Commander Options, be converted into the obligation of Aviation General to issue Aviation General Common Stock.

         NOW, THEREFORE, in consideration of the agreements hereinafter set forth, the parties hereto agree as follows:

                                   AGREEMENT

Section 1. THE MERGER.

         (a) Execution, Filing and Effective Time. On the date of closing of the Merger referred to in Section 5 hereof, and subject to the terms and conditions hereinafter set forth, the parties hereto agree to cause the Merger to be consummated by filing (i) with the office of the

Delaware Secretary of State a Certificate of Merger in the form of Exhibit A to this Agreement (the "Merger Certificate"), executed and acknowledged by Commander and Commander Acquisition and such other documents as may be required by the provisions of the Delaware General Corporation Law and as are necessary to cause the Merger to become effective, and (ii) with the Virginia State Corporation Commission Articles of Merger in the form of Exhibit B to this Agreement (the "Articles of Merger") executed and acknowledged by Commander and Commander Acquisition, and such other documents as may be required by the provisions of the Virginia Stock Corporation Act and as are necessary to cause the Merger to become effective. The Merger shall become effective when the Merger Certificate, the Articles of Merger and such other necessary documents are so filed with the Secretary of State of the State of Delaware and the Virginia State Corporation Commission. The time at which the Merger becomes effective is referred to herein as the "Effective Time."

         (b) Constituent and Surviving Corporations. Commander and Commander Acquisition shall be the constituent corporations, and Commander Acquisition shall be the surviving corporation (in such capacity, Commander Acquisition is sometimes hereinafter referred to as the "Surviving Corporation"). At the Effective Time, the identity and separate existence of Commander shall cease. Upon the effectiveness of the Merger, the Surviving Corporation shall possess all of the rights, privileges, immunities, powers, franchises and authority, whether of a public or private nature, and be subject to all restrictions, liabilities, obligations and duties, of the constituent corporation with which it merged; all the rights, privileges, immunities, powers, franchises and authority of Commander, and all assets and properties of every description, real, personal and mixed, and every interest therein wherever located, and all debts and other obligations belonging or due to Commander on whatever account, as well as all other things in action belonging or due to Commander, shall be vested in the Surviving Corporation; all rights of creditors and all liens upon any property of each constituent corporation shall be preserved unimpaired; and any claims existing or action or proceeding pending by or against Commander may be prosecuted to judgment with right of appeal by the Surviving Corporation as if the Merger had not taken place.

         (c) Certificate of Incorporation and Bylaws. At the Effective Time: (i) Article FIRST of the Commander Acquisition Certificate of Incorporation shall be amended to read as follows: "FIRST: The name of the Corporation is 'Commander Aircraft Company'," and (ii) the Bylaws of Commander Acquisition as in effect at the Effective Time shall remain in effect without change.

         (d) Officers and Boards of Directors. The members of the Boards of Directors of Commander Acquisition at the Effective Time shall remain in office, each to serve in accordance with the respective Bylaws of Commander Acquisition, until his or her successor is duly elected and qualified. The Merger shall not affect or change the officers of Commander Acquisition, who shall continue to hold their respective offices, at the pleasure of the Board of Directors of Commander Acquisition.

         (e) Conversion of Stock and Other Securities.    At the Effective Time,
subject to Section 1(f) hereof:

                  (i) Each outstanding share of Commander Common Stock shall become and be converted into one share of Aviation General Common Stock, without any action on the part of the holder thereof.

                  (ii) Each outstanding share of Common Stock, par value $.50 per share, of Commander Acquisition shall continue to be owned by Aviation General.

                  (iii) The Commander Options shall become and be converted into options to purchase a number of shares of Aviation General Common Stock equal to the number of shares of Commander Common Stock subject to such options immediately prior to the Effective Time, and the exercise price per share shall be an amount equal to the exercise price per share of the Commander Option being converted with no change in the other terms and conditions.

                  (iv) All rights of third parties, other than under the Commander Options converted pursuant to Section 1(e)(iii) hereof, to receive Commander Common Stock, and all obligations to accept Commander Common Stock, under any outstanding agreement, commitment or other obligation to which Commander is a party shall become and be converted into the right to receive or an obligation to accept shares of Aviation General Common Stock equal to the number of shares of Commander Common Stock that would otherwise have been issued under such agreement, commitment or obligation.

         (f) Fractional Shares. No fractional shares of Aviation General Common Stock will be issued in connection with the Merger, and the number of shares of Aviation General Common Stock deliverable shall be rounded to the nearest full number. If more than one certificate representing shares of Commander Common Stock shall be surrendered at one time for the account of the same stockholder of record, the number of full shares of Aviation General Common Stock for which certificates shall be delivered shall be computed on the basis of the aggregate number of shares of Commander Common Stock represented by the certificates so surrendered.

         (g) Treasury Shares. All shares of Commander Common Stock held by any of the parties hereto at the Effective Time (the "Treasury Shares") shall cease to exist and all certificates representing any Treasury Shares shall, as promptly as practicable thereafter, be canceled and no cash or shares of capital stock of Aviation General shall be issued in exchange therefor.

         (h) Exchange. After the Effective Time, each certificate theretofore representing issued and outstanding shares of Commander Common Stock shall represent that same number of shares of Aviation General Common Stock. At and after the Effective Time, all of the certificates which immediately prior to the Effective Time represented outstanding shares of Commander Common Stock shall be deemed for all purposes to evidence ownership of, and to represent shares of Aviation General Common Stock, into which the shares of Commander Common Stock formerly represented by such certificates have been converted as herein provided. The registered owner on the books and records of Commander or its transfer agent of the shares evidenced by any such certificate shall, until such certificate shall have been surrendered for transfer or otherwise accounted for to Aviation General or its transfer agent, have and be entitled to exercise any voting and other rights with respect to and to receive any dividends and other distributions upon the shares of Aviation General Common Stock evidenced by such outstanding certificate as above provided.

Section 2.  OPTIONS AND 1993 STOCK OPTION PLAN.

         At the Effective Time, Aviation General shall assume all of the rights and obligations of Commander pursuant to all outstanding Commander Options and Commander's 1993 Stock Option Plan (the "Plan"), provided that Aviation General shall not be obligated to issue Commander Common Stock upon exercise of such options or options to be granted pursuant to the Plan but shall instead be obligated to issue Aviation General Common Stock pursuant to the terms of such options or options to be granted pursuant to the Plan as provided in Section 1(e) hereof. All terms and conditions of such options and the Plan, including terms and conditions relating to the exerciseability and the maximum term of such options, shall be identical to the terms and conditions of such options and the Plan in effect immediately prior to the Effective Time. No fractional shares of Aviation General Common Stock shall be issued upon exercise of all or any portion of such options and the number of shares of Aviation General Common Stock deliverable upon such exercise shall be rounded to the nearest full number.

Section 3.  COVENANTS.

         (a) Stockholder Approval. Commander and Aviation General each will take appropriate action to call a meeting of its stockholders, to be held at the earliest practicable date, to consider and vote upon this Agreement and the Merger, and the transactions contemplated hereby and thereby, will submit the same to its stockholders with a recommendation for approval by its Boards of Directors and will solicit the approval thereof by its stockholders.

         (b) Issuance of Aviation General Common Stock. Aviation General agrees that it will issue to the holders of Commander Common Stock at the Effective Time shares of Aviation General Common Stock as provided for in Section 1(e) of this Agreement.

         (c) Third Party Consents. Commander will make all filings with, and use its reasonable best efforts to obtain all consents of, all governmental agencies and third parties which are required to be filed or obtained by any party hereto in order for this Agreement, the Merger and the transactions contemplated hereby and thereby to be effected (including without limitation all required filings and consents with respect to applicable blue sky laws, certificate of need laws and similar licenses and permits) and each of the parties hereto will otherwise use its reasonable best efforts to cause the consummation of the Merger and the other transactions contemplated herein, all in accordance with the terms of this Agreement.

         (d) Satisfaction of Conditions. Each party hereto agrees that it will take all actions reasonably within its power and authority to duly and promptly carry out all of its obligations under this Agreement and to comply with all of the representations and warranties hereunder applicable to it. In addition, Commander covenants and agrees to use its reasonable best efforts to cause all of the conditions to the obligations of the other to effect the Merger to be satisfied as promptly as possible.

Section 4.  CONDITIONS PRECEDENT TO OBLIGATIONS OF ALL PARTIES.

         The obligations of each party to this Agreement to effect the Merger, and of Aviation General to deliver the shares of Aviation General Common Stock to be issued pursuant to the Merger, shall be subject, at each such party's option (notwithstanding the waiver by any other party of any such condition), to the following conditions:

         (a) Approval of Commander. The holders of the percentage of Commander's outstanding capital stock required by the Amended and Restated Articles of Incorporation and Bylaws of Commander and the laws of the Commonwealth of Virginia shall have voted to approve this Agreement, the Merger and the transactions contemplated hereby and thereby.

         (c) Action or Proceedings. There shall not be any action or proceeding by or before any court or other governmental body which shall seek to restrain, prohibit or invalidate the transactions contemplated by this Agreement, and there shall not be any action or proceeding seeking a material amount of damages by reason of consummation of the Merger, the defense of either of which, in the reasonable judgment of the Board of Directors of Commander (after consultation with outside counsel handling such matter), would involve expense or lapse of time that would be materially adverse to Commander's interests.

         (d) Outstanding Shares. Immediately prior to the Effective Time, there shall be issued and outstanding ___________ shares of Commander Common Stock, and there shall not be issued and outstanding any other shares of capital stock, or securities convertible into capital stock, of Commander.

Section 5.  CLOSING.

         The closing of the Merger and other transactions contemplated by this Agreement shall, unless another date or place is agreed to in writing by the parties hereto, take place at the offices of Aviation General at 7200 Northwest 63rd Street, Hangar 8, Wiley Post Airport, Bethany, Oklahoma (except for the filing of the Merger Certificate with the Delaware Secretary of State, which shall take place in the office of such Secretary, and for filing of the Articles of Merger with the Virginia State Corporation Commission, which shall take place in the office of such Commission), on the day of the meeting of the Commander stockholders to approve the Merger, if all conditions to the Merger have been satisfied or waived on or before such date, or as soon as practicable following the satisfaction or waiver of all conditions to the Merger if all such conditions have not been satisfied or waived on or before the date of such stockholders meeting.

Section 6.  REPRESENTATIONS AND WARRANTIES.

         (a) Aviation General. Aviation General represents and warrants to each of the other parties hereto that the Certificates of Incorporation and Bylaws of Aviation General and Commander Acquisition each are substantially set forth in the forms of Exhibits C and D, respectively, to this Agreement.

         (b) Commander. Commander represents and warrants to each of the other parties hereto that immediately prior to the Effective Time (i) the authorized capital stock of Commander will consist of ___________ shares of Commander Common Stock, of which ____________ shares will be outstanding, (ii) all of the outstanding shares of Commander Common Stock have been validly issued, fully paid and nonassessable, and (iii) except for the Commander Options, Commander will not have any outstanding subscriptions, options, warrants, rights or other agreements or commitments obligating Commander to issue or sell shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock.

Section 7.  TERMINATION OF THE MERGER.

         (a) Termination. This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time by the Boards of Directors of Commander and Commander Acquisition.

Section 8.  MISCELLANEOUS.

         (a) Modification or Waiver. This Agreement and the Merger Certificate may be amended, modified or superseded at any time by a written instrument executed by the parties hereto, and any of the terms, covenants, representations, warranties or conditions hereof may be waived by the party intended to be benefited hereby; provided, however, that the terms of the Merger set forth in Section 1(e) may be amended, modified or superseded only with the additional approval of Commander Acquisition and Commander. Except as expressly otherwise required by the previous sentence, no stockholder approval shall be required for any amendment, modification or waiver. No waiver of any nature, in any one or more instances, shall be deemed to be or construed as a further or continued waiver of any condition or any breach of any other term, representation or warranty in this Agreement.

         (b) Binding Effect and Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that prior to the Effective Time, no assignment of any rights provided for herein may be made by any party without the express written consent of the other parties.

         (c) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

         (d) Section Headings. The Section headings contained in this Agreement are inserted for convenience of reference only and shall not affect the meaning or interpretation of this Agreement.

         (e) Entire Agreement. This Agreement and all other writings referred to herein and all exhibits and schedules hereto, embodies the entire agreement and understanding between the parties hereto relating to the subject matter hereof and supersedes any prior letters of intent, agreements and understandings relating to the subject matter hereof.

         (f) No Third Party Beneficiaries. Nothing expressed or referred to in this Agreement is intended or shall be construed to give any person other than the parties to this Agreement or their respective successors or permitted assigns any legal or equitable right, remedy or claim under or in respect to this Agreement or any provision contained herein, it being the intention of the parties to this Agreement that this Agreement shall be for the sole and exclusive benefit of such parties or such successors and assigns and not for the benefit of any other person.

         (g) Counterparts. Separate copies of this Agreement may be signed by the parties hereto (including by facsimile signature) with the same effect as though all of the parties had signed one copy of this Agreement.

         (h) Severability. If any provision of this Agreement shall be held invalid under any applicable law, such invalidity shall not affect any other provision of this Agreement that can be given effect without the invalid provision and, to this end, the provisions hereof are severable.

         IN  WITNESS  WHEREOF,   the  undersigned  parties  have  executed  this
Agreement as of the date first above written.


                             COMMANDER AIRCRAFT COMPANY


                             By: ____________________________________
                                 Name:
                                 Title:


                              AVIATION GENERAL, INCORPORATED


                              By: ____________________________________
                                  Name:
                                  Title:


                              COMMANDER ACQUISITION CORPORATION


                              By: ____________________________________
                                  Name:
                                  Title:

                                  PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

         Aviation General's Certificate of Incorporation and By-laws provide for indemnification of directors, officers, agents, and employees to the fullest extent permitted by law. Under Delaware law, a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action (other than an action by or in the right of the corporation) by reason of his service as a director or officer of the corporation, or his service, at the corporation's request, as a director, officer, employee, or agent of another corporation or other enterprise, against expenses (including attorneys' fees) that are actually and reasonably incurred by him ("Expenses"), and judgments, fines and amounts paid in settlement that are actually and reasonably incurred by him, in connection with the defense or settlement of such action, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. Although Delaware law permits a corporation to indemnify any person referred to above against Expenses in connection with the defense or settlement of an action by or in the right of the corporation, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, if such person has been judged liable to the corporation, indemnification is only permitted to the extent that the Court of Chancery (or the court in which the action was brought) determines that, despite the adjudication of liability, such person is entitled to indemnity for such Expenses as the court deems proper. The determination as to whether a person seeking indemnification has met the required standard of conduct is to be made (1) by a majority vote of a quorum of disinterested members of the board of directors, or (2) by independent legal counsel in a written opinion, if such a quorum does not exist or if the disinterested directors so direct, or (3) by the stockholders. The General Corporation Law of the State of Delaware also provides for mandatory indemnification of any director, officer, employee or agent against Expenses to the extent such person has been successful in any proceeding covered by the statute. In addition, the General Corporation Law of the State of Delaware provides the general authorization of advancement of a director's or officer's litigation expenses in lieu of requiring the authorization of such advancement by the board of directors in specific cases, and that indemnification and advancement of expenses provided by the statute shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement or otherwise.

Item 21.  Exhibits and Financial Statement Schedules.

         (a)      The following is a list of exhibits furnished:

2.       Form of  Agreement  and Plan of  Reorganization  (included  as
         Annex A to the Proxy Statement/Prospectus).
3.1      Form of Articles of Incorporation of Aviation General, Incorporated.
3.2      Form of By-laws of Aviation General, Incorporated.
5        Opinion of Counsel.
23.1     Consent of Public Accountants.
24       Power of Attorney (included in signature page).
27       Financial Data Schedule (1)

(1) Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1998.

       (b)   The following is a list of Financial Statement Schedules furnished:

Item 22.  Undertakings.

         The undersigned Registrant hereby undertakes:

         (a)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (in the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)To  include  any  material   information   with  respect  to  the  plan  of
     distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, this registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bethany and State of Oklahoma on the 11th day of June 1998.

                                     AVIATION GENERAL, INCORPORATED


                                           /s/ N. GENE CRISS
                                     By:   N. Gene Criss
                                           President and Chief Executive Officer

                       POWER OF ATTORNEY TO SIGN AMENDMENTS

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint MICHAEL JOSEPH and JOHN F. KEARNEY, and each of them, with full power to act without the other, his true and lawful attorney-in-fact and agent for him and in his name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement, including without limitation any registration statement for the same Offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same, as fully, for all intents and purposes, as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

              Signature                                   Title                             Date


/s/ N. GENE CRISS                                                                       June 11, 1998
-------------------------------------
N. Gene Criss                            President, Chief Executive Officer,
                                         and Director
                                         (Principal Executive Officer)

/s/ STEPHEN R. BUREN                                                                    June 11, 1998
-------------------------------------
Stephen R. Buren                         Vice President Chief Financial
                                         Officer, and Treasurer
                                         (Principal Financial and
                                         Accounting Officer)

/s/ WIRT D. WALKER III                                                                  June 11, 1998
-------------------------------------
Wirt D. Walker III                       Chairman and  Director


/s/ MISHAL YOUSEF SAUD AL SABAH                                                         June 11, 1998
-------------------------------
Mishal Yousef Saud Al Sabah              Director